FINANCIAL SUMMARY

(All financial information has been prepared in accordance with International Financial Reporting Standards)

FY2022 First Quarter

(April 1, 2021 through June 30, 2021)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2022 First Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with International Financial Reporting Standards)

English translation from the original Japanese-language document

August 4, 2021

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Akio Toyoda, President
Contact person	:	Hiroyuki Suzuki, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	August 6, 2021
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2022 First Quarter (April 1, 2021 through June 30, 2021)

(1)	Consolidated financial results (For the first quarter ended June 30)

	(% of change from previous first quarter)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2022 first quarter	7,935,558	72.5	997,489	—	1,257,220	963.3	926,540	520.0	897,832	465.2	1,145,862	391.5
FY2021 first quarter	4,600,796	-40.4	13,920	-98.1	118,233	-86.1	149,448	-76.3	158,843	-74.3	233,157	-60.6

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted
	Yen	Yen
FY2022 first quarter	321.13	321.11
FY2021 first quarter	56.87	56.87

(Note)	% of change from previous first quarter is shown as “—” in operating income of FY2022 first quarter because the ratio exceeds 1000%.

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2022 first quarter	61,651,149	25,016,901	24,123,041	39.1
FY2021	62,267,140	24,288,329	23,404,547	37.6

2.	Cash Dividends

Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2021	—	105.00	—	135.00	240.00
FY2022	—
FY2022 (forecast)		—	—	—	—

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none

Breakdown of Annual cash dividends per common share at end of FY2021 second quarter: Special Dividends 5.00yen

Please refer to [Notice Concerning Distribution of Interim Dividends from Surplus] released on November 6th, 2020 for further information.

Toyota Motor Corporation (“TMC”) ’s board of directors authorized a resolution on May 12th, 2021 to implement a common stock split in which each share of common stock held by shareholders as of the record date of September 30, 2021 will be split into five shares. The per share dividend for FY2021 is the dividend before stock split.

3.	Forecast of Consolidated Results for FY2022 (April 1, 2021 through March 31, 2022)

	(% of change from FY2021)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	30,000,000	10.2	2,500,000	13.8	3,110,000	6.1	2,300,000	2.4	164.62

(Note)	Revisions to the forecast of consolidated results since the latest announcement: none
Basic earnings per share attributable to Toyota Motor Corporation is based on the number of shares after stock split, which is described on the note of 2. Cash Dividends.

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2022 first quarter 3,262,997,492 shares, FY2021 3,262,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2022 first quarter 469,248,616 shares,
FY2021 467,048,832 shares

(iii)	Average number of shares issued and outstanding in each period:
FY2022 first quarter 2,795,809,951 shares, FY2021 first quarter 2,793,273,694 shares

This report is not reviewed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION    FY2022 First Quarter Financial Summary

Supplemental Material for Financial Results for FY2022 First Quarter

TOYOTA MOTOR CORPORATION    FY2022 First Quarter Financial Summary

Condensed Quarterly Consolidated Financial Statements and

Notes to Condensed Quarterly Consolidated Financial Statements

1. Condensed Quarterly Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2021	June 30, 2021
Assets
Current assets
Cash and cash equivalents	5,100,857	5,013,426
Trade accounts and other receivables	2,958,742	2,889,722
Receivables related to financial services	6,756,189	6,561,573
Other financial assets	4,215,457	2,861,753
Inventories	2,888,028	3,098,874
Income tax receivable	112,458	108,946
Other current assets	745,070	890,195

Total current assets	22,776,800	21,424,490

Non-current assets
Investments accounted for using the equity method	4,160,803	4,269,682
Receivables related to financial services	12,449,525	12,739,826
Other financial assets	9,083,914	9,299,118
Property, plant and equipment
Land	1,345,037	1,342,917
Buildings	4,999,206	5,044,078
Machinery and equipment	12,753,951	12,839,895
Vehicles and equipment on operating leases	6,203,721	6,305,745
Construction in progress	675,875	659,959

Total property, plant and equipment, at cost	25,977,791	26,192,594

Less - Accumulated depreciation and impairment losses	(14,566,638)	(14,634,579)

Total property, plant and equipment, net	11,411,153	11,558,015

Right of use assets	390,144	384,224
Intangible assets	1,108,634	1,100,561
Deferred tax assets	336,224	310,632
Other non-current assets	549,942	564,603

Total non-current assets	39,490,339	40,226,659

Total assets	62,267,140	61,651,149

TOYOTA MOTOR CORPORATION    FY2022 First Quarter Financial Summary

	Yen in millions
	March 31, 2021	June 30, 2021
Liabilities
Current liabilities
Trade accounts and other payables	4,045,939	3,769,291
Short-term and current portion of long-term debt	12,212,060	10,529,725
Accrued expenses	1,397,140	1,409,823
Other financial liabilities	763,875	756,539
Income taxes payable	350,880	427,281
Liabilities for quality assurance	1,482,872	1,454,227
Other current liabilities	1,207,700	1,282,132

Total current liabilities	21,460,466	19,629,020

Non-current liabilities
Long-term debt	13,447,575	13,935,172
Other financial liabilities	323,432	292,718
Retirement benefit liabilities	1,035,096	1,042,428
Deferred tax liabilities	1,247,220	1,258,596
Other non-current liabilities	465,021	476,314

Total non-current liabilities	16,518,344	17,005,228

Total liabilities	37,978,811	36,634,248

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	497,275	497,379
Retained earnings	24,104,176	24,655,333
Other components of equity	1,307,726	1,496,510
Treasury stock	(2,901,680)	(2,923,231)

Total Toyota Motor Corporation shareholders’ equity	23,404,547	24,123,041

Non-controlling interests	883,782	893,861

Total shareholders’ equity	24,288,329	25,016,901

Total liabilities and shareholders’ equity	62,267,140	61,651,149

TOYOTA MOTOR CORPORATION    FY2022 First Quarter Financial Summary

2. Condensed Quarterly Consolidated Statement of Income and

    Condensed Quarterly Consolidated Statement of Comprehensive Income

Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the first quarter ended June 30, 2020	For the first quarter ended June 30, 2021
Sales revenues
Sales of products	4,069,855	7,362,417
Financial services	530,941	573,140

Total sales revenues	4,600,796	7,935,558

Costs and expenses
Cost of products sold	3,726,300	6,014,841
Cost of financial services	325,068	271,078
Selling, general and administrative	535,508	652,150

Total costs and expenses	4,586,876	6,938,068

Operating income	13,920	997,489

Share of profit (loss) of investments accounted for using the equity method	(12,572)	161,483
Other finance income	114,789	72,065
Other finance costs	(10,012)	(7,484)
Foreign exchange gain (loss), net	8,510	25,921
Other income (loss), net	3,599	7,746

Income before income taxes	118,233	1,257,220

Income tax expense	(31,214)	330,679

Net income	149,448	926,540

Net income attributable to
Toyota Motor Corporation	158,843	897,832
Non-controlling interests	(9,396)	28,708

Net income	149,448	926,540

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	56.87	321.13

Diluted	56.87	321.11

TOYOTA MOTOR CORPORATION    FY2022 First Quarter Financial Summary

Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the first quarter ended June 30, 2020	For the first quarter ended June 30, 2021
Net income	149,448	926,540
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	144,082	1,565
Remeasurements of defined benefit plans	(1,578)	(4,361)
Share of other comprehensive income of equity method investees	(86,421)	61,695

Total of items that will not be reclassified to profit (loss)	56,084	58,899

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	65,319	78,998
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	4,014	11,224
Share of other comprehensive income of equity method investees	(41,707)	70,200

Total of items that may be reclassified subsequently to profit (loss)	27,626	160,422

Total other comprehensive income, net of tax	83,709	219,322

Comprehensive income	233,157	1,145,862

Comprehensive income for the period attributable to
Toyota Motor Corporation	226,258	1,117,394
Non-controlling interests	6,899	28,469

Comprehensive income	233,157	1,145,862

TOYOTA MOTOR CORPORATION    FY2022 First Quarter Financial Summary

3. Condensed Quarterly Consolidated Statement of Changes in Equity

For the first quarter ended June 30, 2020

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2020	397,050	489,334	22,234,061	585,549	(3,087,106)	20,618,888	720,124	21,339,012

Comprehensive income
Net income	—	—	158,843	—	—	158,843	(9,396)	149,448
Other comprehensive income, net of tax	—	—	—	67,415	—	67,415	16,295	83,709

Total comprehensive income	—	—	158,843	67,415	—	226,258	6,899	233,157

Transactions with owners and other
Dividends paid	—	—	(331,938)	—	—	(331,938)	(17,932)	(349,870)
Repurchase of treasury stock	—	—	—	—	(13)	(13)	—	(13)
Reissuance of treasury stock	—	15,031	—	—	185,542	200,573	—	200,573
Change in scope of consolidation	—	—	—	—	—	—	67,331	67,331
Equity transactions and other	—	163	—	—	—	163	17,316	17,478

Total transactions with owners and other	—	15,193	(331,938)	—	185,529	(131,216)	66,715	(64,501)

Reclassification to retained earnings	—	—	12,756	(12,756)	—	—	—	—

Balances at June 30, 2020	397,050	504,527	22,073,722	640,208	(2,901,577)	20,713,930	793,737	21,507,667

For the first quarter ended June 30, 2021
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2021	397,050	497,275	24,104,176	1,307,726	(2,901,680)	23,404,547	883,782	24,288,329

Comprehensive income
Net income	—	—	897,832	—	—	897,832	28,708	926,540
Other comprehensive income, net of tax	—	—	—	219,561	—	219,561	(240)	219,322

Total comprehensive income	—	—	897,832	219,561	—	1,117,394	28,469	1,145,862

Transactions with owners and other
Dividends paid	—	—	(377,453)	—	—	(377,453)	(19,494)	(396,947)
Repurchase of treasury stock	—	—	—	—	(21,600)	(21,600)	—	(21,600)
Reissuance of treasury stock	—	34	—	—	49	83	—	83
Equity transactions and other	—	70	—	—	—	70	1,104	1,174

Total transactions with owners and other	—	104	(377,453)	—	(21,551)	(398,900)	(18,389)	(417,290)

Reclassification to retained earnings	—	—	30,778	(30,778)	—	—	—	—

Balances at June 30, 2021	397,050	497,379	24,655,333	1,496,510	(2,923,231)	24,123,041	893,861	25,016,901

TOYOTA MOTOR CORPORATION    FY2022 First Quarter Financial Summary

4. Condensed Quarterly Consolidated Statement of Cash Flows

	Yen in millions
	For the first quarter ended June 30, 2020	For the first quarter ended June 30, 2021
Cash flows from operating activities
Net income	149,448	926,540
Depreciation and amortization	398,044	439,778
Interest income and interest costs related to financial services, net	(47,617)	(83,022)
Share of profit (loss) of investments accounted for using the equity method	12,572	(161,483)
Income tax expense	(31,214)	330,679
Changes in operating assets and liabilities, and other	134,000	(588,367)
Interest received	173,382	198,692
Dividends received	190,101	241,885
Interest paid	(101,457)	(89,881)
Income taxes paid, net of refunds	(204,007)	(255,863)

Net cash provided by (used in) operating activities	673,252	958,958

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(358,358)	(335,088)
Additions to equipment leased to others	(386,686)	(739,484)
Proceeds from sales of fixed assets excluding equipment leased to others	12,650	9,996
Proceeds from sales of equipment leased to others	265,751	419,887
Additions to intangible assets	(74,804)	(64,515)
Additions to public and corporate bonds and stocks	(592,187)	(868,405)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	593,473	640,954
Other, net	202,544	1,563,755

Net cash provided by (used in) investing activities	(337,617)	627,100

Cash flows from financing activities
Increase (decrease) in short-term debt	(213,223)	(80,929)
Proceeds from long-term debt	3,982,675	2,128,592
Payments of long-term debt	(1,284,411)	(3,320,588)
Dividends paid to Toyota Motor Corporation common shareholders	(331,938)	(377,453)
Dividends paid to non-controlling interests	(17,932)	(19,494)
Reissuance (repurchase) of treasury stock	199,986	(21,517)

Net cash provided by (used in) financing activities	2,335,157	(1,691,389)

Effect of exchange rate changes on cash and cash equivalents	32,319	17,901

Net increase (decrease) in cash and cash equivalents	2,703,111	(87,430)

Cash and cash equivalents at beginning of period	4,098,450	5,100,857

Cash and cash equivalents at end of period	6,801,561	5,013,426

TOYOTA MOTOR CORPORATION    FY2022 First Quarter Financial Summary

5. Going Concern Assumption

None

TOYOTA MOTOR CORPORATION    FY2022 First Quarter Financial Summary

6. Additional Information

Common Stock Split

TMC authorized a stock split of shares of its common stock and partial amendment to the Articles of Incorporation due to the stock split, at a meeting of its board of directors held on May 12th, 2021.

Purpose of the Stock Split -

The purpose is to reduce the minimum investment price through the stock split, thereby creating an environment where it is easier to invest in TMC’s shares and expanding TMC’s investor base.

Outline of the Stock Split -

(1) Stock Split Method

The record date for the stock split will be September 30, 2021. Each share of TMC’s common stock held by shareholders as of the record date will be split into five shares.

(2) Increase in Number of Shares as a Result of the Stock Split

Number of shares outstanding prior to the stock split: 3,262,997,492 shares

Increase in total number of issued shares as a result of this stock split: 13,051,989,968 shares

Number of issued shares after the stock split: 16,314,987,460 shares

Total number of authorized shares after the stock split: 50,000,000,000 shares

Stock Split Schedule -

Date of public notice of the record date: September 14, 2021(Scheduled)

Record date: September 30, 2021(Scheduled)

Effective date: October 1, 2021(Scheduled)

Partial Amendment to Articles of Incorporation -

Due to the stock split described above, TMC will partially amend its Articles of Incorporation, to increase the total number of shares which the Corporation is authorized to issue from ten billion (10,000,000,000) to fifty billion (50,000,000,000), effective as of October 1, 2021, pursuant to Article 184, Paragraph 2 of the Companies Act.

Impact on Per Share Information -

Per share information assuming that the stock split was performed at the beginning of the first quarter ended June 30, 2020 is as follows.

	For the first quarter ended June 30, 2020	For the first quarter ended June 30, 2021
Basic earnings per share attributable to Toyota Motor Corporation (yen)	11.37	64.23
Diluted earnings per share attributable to Toyota Motor Corporation (yen)	11.37	64.22
Toyota Motor Corporation shareholders’ equity per share (yen)	1,481.70	1,726.93

Supplemental Material for Financial Results for FY2022 First Quarter (Consolidated)

< IFRS >

	FY2021										FY2022		FY2022
	1Q (2020/4-6)		2Q (2020/7-9)		3Q (2020/10-12)		4Q (2021/1-3)		12 months (‘20/4-‘21/3)		1Q (2021/4-6)		Forecast 12 months (‘21/4-‘22/3)
Vehicle Production (thousands of units)	1,080		1,990		2,262		2,221		7,553		2,180
(Japan) –including Daihatsu & Hino	679		1,031		1,144		1,095		3,948		1,025
[Daihatsu & Hino]	[178	]	[269	]	[283	]	[300	]	[1,029	]	[262	]
(Overseas) –including Daihatsu & Hino	401		959		1,118		1,126		3,605		1,155
[Daihatsu & Hino]	[15	]	[53	]	[84	]	[107	]	[259	]	[110	]
North America	187		500		489		466		1,642		519
Europe	82		138		200		222		642		199
Asia	109		230		333		343		1,015		324
Central and South America	10		67		69		65		213		83
Africa	13		24		27		30		93		29
Vehicle Sales (thousands of units)	1,158		1,928		2,353		2,208		7,646		2,148		8,700
(Japan) –including Daihatsu & Hino	385		536		592		612		2,125		500		2,170
[Daihatsu & Hino]	[104	]	[159	]	[162	]	[185	]	[610	]	[146	]	[650	]
(Overseas) –including Daihatsu & Hino	774		1,392		1,760		1,596		5,521		1,648		6,530
[Daihatsu & Hino]	[16	]	[31	]	[41	]	[62	]	[150	]	[63	]	[250	]
North America	285		646		753		630		2,313		661		2,720
Europe	141		254		285		280		959		281		1,100
Asia	182		274		392		374		1,222		365		1,360
Central and South America	30		66		87		86		270		105		410
Oceania	48		51		84		63		246		74		300
Africa	24		39		42		52		157		51		190
Middle East	62		60		115		109		346		108		450
Other	2		2		3		2		8		2
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	1,848		2,519		2,845		2,708		9,920		2,759		10,550

Supplemental 1

Supplemental Material for Financial Results for FY2022 First Quarter (Consolidated)

< IFRS >

	FY2021					FY2022		FY2022
	1Q (2020/4-6)	2Q (2020/7-9)	3Q (2020/10-12)	4Q (2021/1-3)	12 months (‘20/4-’21/3)	1Q (2021/4-6)		Forecast 12 months (‘21/4-’22/3)
Foreign Exchange Rates
Yen to US Dollar Rate	108	106	105	106	106	110		as premise: 105
Yen to Euro Rate	119	124	125	128	124	132		as premise: 125
Number of Employees	369,701	369,604	367,987	366,283	366,283	372,434	(Note 1)
Sales Revenues (billions of yen)	4,600.7	6,774.4	8,150.0	7,689.3	27,214.5	7,935.5		30,000.0
Geographic Information
Japan	2,675.6	3,687.7	4,384.6	4,200.8	14,948.9	4,096.6
North America	1,381.1	2,564.8	2,938.2	2,607.6	9,491.8	2,875.0
Europe	471.4	810.5	905.5	946.8	3,134.4	986.9
Asia	906.5	1,149.2	1,543.4	1,446.1	5,045.2	1,531.9
Other	281.2	419.1	606.0	566.5	1,872.8	688.2
Elimination	-1,115.2	-1,857.0	-2,227.8	-2,078.6	-7,278.8	-2,243.3
Business Segment
Automotive	3,976.4	6,146.2	7,491.3	7,037.5	24,651.5	7,241.2
Financial Services	534.9	531.5	554.5	541.1	2,162.2	578.8
All Other	206.0	234.0	266.1	346.0	1,052.3	241.2
Elimination	-116.7	-137.4	-162.0	-235.4	-651.5	-125.7
Operating Income (billions of yen)	13.9	506.0	987.9	689.8	2,197.7	997.4		2,500.0
(Operating Income Ratio) (%)	(0.3)	(7.5)	(12.1)	(9.0)	(8.1)	(12.6)		(8.3)
Geographic Information
Japan	77.4	164.9	538.5	368.3	1,149.2	518.5
North America	-68.5	187.3	212.9	69.6	401.3	248.8
Europe	-21.9	31.6	52.9	45.3	107.9	30.0
Asia	42.8	93.4	155.3	144.3	435.9	166.6
Other	-11.7	20.2	34.9	16.4	59.8	65.3
Elimination	-4.0	8.5	-6.8	45.7	43.4	-31.9
Business Segment
Automotive	-86.5	332.2	812.6	548.7	1,607.1	780.0
Financial Services	92.2	153.0	152.3	97.9	495.5	196.0
All Other	9.3	15.3	24.3	36.3	85.3	21.6
Elimination	-1.1	5.3	-1.3	6.7	9.6	-0.3
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	-12.5	88.9	125.0	149.5	351.0	161.4		430.0
Income before Income Taxes (billions of yen)	118.2	610.5	1,141.1	1,062.3	2,932.3	1,257.2		3,110.0
(Income before Income Taxes Ratio) (%)	(2.6)	(9.0)	(14.0)	(13.8)	(10.8)	(15.8)		(10.4)
Net Income Attributable to Toyota Motor Corporation (billions of yen)	158.8	470.5	838.6	777.1	2,245.2	897.8		2,300.0
(Net Income Ratio) (%)	(3.5)	(6.9)	(10.3)	(10.1)	(8.3)	(11.3)		(7.7)
Dividends
Cash Dividends (billions of yen)	—	293.5	—	377.4	671.0	—	(Note 2)
Cash Dividends per Share (yen)	—	105	—	135	240	—	*
Payout Ratio (%)	—	46.6	—	23.3	29.8	—
Value of Shares Repurchased (billions of yen)[actual purchase]	—	—	—	—	—	21.5	(Note 3)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	—	—	250.0	250.0	—	(Note 3) (Note 4)
Number of Outstanding Shares (thousands)	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997

Supplemental 2

Supplemental Material for Financial Results for FY2022 First Quarter (Consolidated)

< IFRS >

	FY2021					FY2022		FY2022
	1Q (2020/4-6)	2Q (2020/7-9)	3Q (2020/10-12)	4Q (2021/1-3)	12 months (‘20/4-‘21/3)	1Q (2021/4-6)		Forecast 12 months (‘21/4-‘22/3)
R&D Expenses (billions of yen)	280.7	286.8	265.8	256.9	1,090.4	274.1		1,160.0	(Note 5)
Depreciation Expenses (billions of yen)	204.0	221.0	217.8	234.0	876.9	241.7		930.0	(Note 6)
Geographic Information
Japan	98.1	109.8	101.1	115.6	424.7	116.8
North America	59.0	60.6	60.4	62.1	242.3	63.9
Europe	14.1	15.1	16.3	15.4	61.0	18.3
Asia	25.9	28.6	32.3	33.0	120.0	33.2
Other	6.7	6.8	7.4	7.7	28.7	9.3
Capital Expenditures (billions of yen)	260.3	325.2	316.1	391.4	1,293.2	279.0		1,350.0	(Note 6)
Geographic Information
Japan	147.1	160.0	157.5	247.9	712.7	135.7
North America	54.8	107.1	68.2	60.9	291.2	74.5
Europe	14.8	15.9	21.2	30.9	83.0	25.2
Asia	35.2	33.0	58.3	34.4	161.1	36.9
Other	8.3	8.9	10.7	17.1	45.1	6.5
Total Liquid Assets (billions of yen)	9,451.8	10,238.7	10,621.2	11,579.4	11,579.4	10,318.6	(Note 7)
Total Assets (billions of yen)	55,916.5	56,483.8	58,010.3	62,267.1	62,267.1	61,651.1
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	20,713.9	21,010.8	21,804.1	23,404.5	23,404.5	24,123.0
Return on Equity (%)	3.1	9.0	15.7	13.8	10.2	15.1
Return on Asset (%)	1.2	3.3	5.9	5.2	3.9	5.8
Number of Consolidated Subsidiaries (including Structured Entities)					544
Number of Associates and Joint Ventures Accounted for Using the Equity Method					169

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2022 (billions of yen, approximately)	1Q (2021/4-6)
Marketing Efforts	940.0
Effects of Changes in Exchange Rates	140.0
Cost Reduction Efforts	-5.0
From Engineering	-25.0
From Manufacturing and Logistics	20.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-25.0
Other	-66.5
(Changes in Operating Income)	983.5
Non-operating Income	155.4
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	174.0
Income tax expense, Net Income Attributable to Non-controlling Interests	-399.9
(Changes in Net Income Attributable to Toyota Motor Corporation)	738.9

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii)changes in funding environment in financial markets and increased competition in the financial services industry; (iv)Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

*	Breakdown of Annual cash dividends per common share at end of FY2021 second quarter: Special Dividends 5 yen
(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 4)	Shareholder return on Net Income for the period
(Note 5)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 7)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3